Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RECORD RESULTS FOR THE THIRD QUARTER 2017

Added 25,000 subscribers in the quarter leading to record revenue of $61.6 million

AZOUR, Israel – November 15, 2017 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the third quarter ended September 30, 2017.

Highlights of the third quarter of 2017
•	Net subscribers adds in the quarter amounted to 25 thousand;
•	Record revenue of $61.6 million, up 17% year-over-year;
•	Gross margins of 49.6% and operating margins at 22.6%;
•	Net profit of $10.5 million, up 29% year-over-year;
•	Generated $11.9 million in operating cash flow;
•	Dividend of $5 million declared for the quarter;

Third Quarter 2017 Results
Revenues for the third quarter of 2017 were $61.6 million, representing an increase of 17% from revenues of $52.8 million in the third quarter of 2016. 71% of revenues were from location based service subscription fees and 29% were from product revenues.

Revenues from subscription fees increased by 18% over the same period last year. The growth was driven primarily due to the increase in the subscriber base, which expanded from 1,035,000 as of September 30, 2016, to 1,137,000 as of September 30, 2017.

Product revenues increased by 14% compared with the same period last year.

Gross profit for the third quarter of 2017 was $30.5 million (49.6% of revenues), an increase of 16% compared with $26.4 million (50.0% of revenues) in the third quarter of 2016. The gross margin in the quarter on subscription fees improved to 66.7% compared with 65.7% in the same period last year. The gross margin in the quarter on products was 7.2% compared with 12.7% in the same period last year. The lower margin on products during the quarter was due to the mix of product sales in the quarter.

Operating profit for the third quarter of 2017 was $13.9 million (22.6% of revenues), an increase of 20% compared with an operating profit of $11.6 million (21.9% of revenues) in the third quarter of 2016.

EBITDA for the quarter was $17.4 million (28.3% of revenues), an increase of 19% compared to an EBITDA of $14.6 million (27.7% of revenues) in the third quarter of 2016.

Net profit was $10.5 million in the third quarter of 2017 (17.1% of revenues) or fully diluted EPS of $0.50, an increase of 29% compared with a net profit of $8.2 million (15.4% of revenues) or fully diluted EPS of $0.39 in the third quarter of 2016.

Cash flow from operations for the quarter was $11.9 million.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

As of September 30, 2017, the Company had net cash, including marketable securities, of $35.2 million or $1.68 per share. This is compared with $31.5 million or $1.50 per share as at December 31, 2016.

Dividend
For the third quarter of 2017, a dividend of $5 million was declared in line with the Company’s stated current policy of issuing at least $5 million as a dividend on a quarterly basis.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We presented another solid quarter with record revenue up 17% and net profit up 29% over last year. The ongoing expansion in our subscriber base is the primary driver of our revenue growth, and we see ongoing demand and interest in our services and solutions. In Brazil in particular, IRT also continues to perform well and is increasingly contributing to our profit. In India, we have started working closely with Lumax Technologies. We see strong potential in this untapped region for telematic services, which gives Ituran access to a phenomenal market with over 200 million registered cars. As we have shown in Brazil, we can successfully enter new markets, leveraging our technology and building a long-term growth engine, with the goal of ultimately establishing ourselves as market leaders.”

Conference Call Information

The Company will also be hosting a conference call later today, November 15, 2017 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0664
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0664
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Its products and applications are used by customers in over 20 countries.

Ituran's subscriber base has been growing significantly since the Company's inception to over 1 million subscribers using its location based services with a market leading position in Israel and Brazil. Established in 1995, Ituran has over 1,500 employees worldwide, with offices in Israel, Brazil, Argentina, India and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft / Gavriel Frohwein ituran@gkir.com GK Investor Relations (US) +1 646 688 3559

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ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Interim Financial Statements
as of September 30, 2017

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Interim Financial Statements
as of September 30, 2017

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2017	2016

Current assets
Cash and cash equivalents	31,821	31,087
Investments in marketable securities	3,540	398
Accounts receivable (net of allowance for doubtful accounts)	45,283	33,865
Other current assets	45,554	35,522
Inventories	15,087	14,351
	141,285	115,223

Long-term investments and other assets
Investments in affiliated companies	13,690	11,975
Investments in other company	1,183	85
Other non-current assets	1,718	1,515
Deferred income taxes	2,345	2,280
Funds in respect of employee rights upon retirement	9,216	7,868
	28,152	23,723

Property and equipment, net	38,722	35,644

Intangible assets, net	23	23

Goodwill	3,717	3,406

Total assets	211,899	178,019

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	September 30,	December 31,
(in thousands)	2017	2016

Current liabilities
Credit from banking institutions	145	3
Accounts payable	22,410	18,624
Deferred revenues	13,431	10,762
Other current liabilities	29,562	26,738
	65,548	56,127

Long-term liabilities
Liability for employee rights upon retirement	13,651	11,751
Provision for contingencies	418	435
Deferred revenues	1,557	1,034
Others non-current	496	501
	16,122	13,721

Stockholders’ equity	122,907	102,229
Non-controlling interests	7,322	5,942
Total equity	130,229	108,171

Total liabilities and equity	211,899	178,019

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2017	2016	2017	2016
Revenues:
Location-based services	125,284	104,673	43,847	37,166
Wireless communications products	51,951	44,540	17,743	15,594
	177,235	149,213	61,590	52,760

Cost of revenues:
Location-based services	41,889	36,066	14,584	12,739
Wireless communications products	46,539	37,488	16,462	13,617
	88,428	73,554	31,046	26,356

Gross profit	88,807	75,659	30,544	26,404
Research and development expenses	2,444	2,082	676	681
Selling and marketing expenses	9,551	7,471	3,273	2,537
General and administrative expenses	35,096	30,113	12,705	10,588
Other expenses (income), net	(146)	973	(3)	1,039
Operating income	41,862	35,020	13,893	11,559
Financing income (expenses), net	1,091	1,246	250	408
Income before income tax	42,953	36,266	14,143	11,967
Income tax expenses	(12,388)	(10,945)	(3,944)	(3,893)
Share in gains (losses) of affiliated companies ,net	5,487	(554)	998	753
Net income for the period	36,052	24,767	11,197	8,827
Less: Net income attributable to non-controlling interest	(2,082)	(1,885)	(667)	(677)
Net income attributable to the Company	33,970	22,882	10,530	8,150

Basic and diluted earnings per share attributable to Company’s stockholders	1.62	1.09	0.50	0.39

Basic and diluted weighted average number of shares outstanding (in thousands)	20,968	20,968	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands)	2017	2016	2017	2016

Cash flows from operating activities
Net income for the period	36,052	24,767	11,197	8,827
Adjustments to reconcile net income to net cash from operating activities:
Depreciation amortization and impairment of goodwill	9,982	8,570	3,515	3,063
Losses (gain) in respect of trading marketable securities	(201)	(95)	(134)	(27)
Increase (decrease) in liability for employee rights upon retirement	827	960	339	247
Share in losses (gains) of affiliated companies, net	(5,487)	554	(998)	(753)
Deferred income taxes	(268)	(836)	(488)	908
Capital gains on sale of property and equipment, net	(57)	(18)	4	(1)
Decrease (increase) in accounts receivable	(8,908)	(7,470)	(3,391)	(392)
Decrease (increase) in other current assets	(8,194)	(9,080)	(2,383)	(3,771)
Decrease (increase) in inventories	545	(726)	2,009	(578)
Increase (decrease) in accounts payable	1,667	4,836	180	1,930
Increase (decrease) in deferred revenues	2,686	1,657	450	(725)
Increase (decrease) in other current liabilities	535	3,988	1,603	3,313
Net cash provided by operating activities	29,179	27,107	11,903	12,041

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(619)	(582)	(256)	(335)
Capital expenditures	(10,796)	(9,049)	(4,047)	(4,149)
Investments in affiliated companies	(97)	(7,181)	-	(3,257)
Investments in other companies	(1,061)	-	-	-
Investment in marketable securities	(6,607)	(2,076)	(3,418)	(1,732)
Sale of marketable securities	3,424	3,615	1,305	1,757
Deposit	132	16	94	(36)
Proceeds from loans to affiliated companies	4,305	-	3,743	-
Proceeds from sale of property and equipment	305	133	124	34
Net cash used in investment activities	(11,014)	(15,124)	(2,455)	(7,718)

Cash flows from financing activities
Short term credit from banking institutions, net	125	(152)	132	(6)
Dividend paid	(17,613)	(13,314)	(5,032)	(3,565)
Dividend paid to non-controlling interest	(1,172)	(940)	(420)	(323)
Net cash provided by (used in) financing activities	(18,660)	(14,406)	(5,320)	(3,894)

Effect of exchange rate changes on cash and cash equivalents	1,229	1,039	577	(245)

Net increase (decrease) in cash and cash equivalents	734	(1,384)	4,705	184
Balance of cash and cash equivalents at beginning of the period	31,087	27,016	27,116	25,448
Balance of cash and cash equivalents at end of the period	31,821	25,632	31,821	25,632

Supplementary information on financing and investing activities not involving cash flows:

In August 2017, the Company declared a dividend in an amount of US$ 5 million. The dividend was paid in October 2017.